UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Ashford Hospitality Trust, Inc.

(Name of Issuer)

7.375% Series F Cumulative Preferred Stock, par value $0.01 per share

7.50% Series H Cumulative Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

044103604

044103802

(CUSIP Number)

CHRISTOPHER SWANN

CYGNUS CAPITAL, INC.

3060 Peachtree Road NW, Suite 1080

Atlanta, Georgia 30305

(404) 465-3685

STEVE WOLOSKY, ESQ.,

ELIZABETH GONZALEZ- SUSSMAN, ESQ.,

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 23, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series F Preferred Stock 1.1% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Property Fund IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Property Fund V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		143,262 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

143,262 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,262 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7% of the outstanding shares of Series F Preferred Stock 6.8% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Capital Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series F Preferred Stock 1.1% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,902 shares of Series F Preferred Stock 31,842 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% of the outstanding shares of Series F Preferred Stock 1.1% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Capital Real Estate Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		143,262 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

143,262 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,262 shares of Series F Preferred Stock 188,116 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7% of the outstanding shares of Series F Preferred Stock 6.8% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Cygnus Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		180,164 shares of Series F Preferred Stock 219,958 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

180,164 shares of Series F Preferred Stock 219,958 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

180,164 shares of Series F Preferred Stock 219,958 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9% of the outstanding shares of Series F Preferred Stock 7.9% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 044103604

CUSIP No. 044103802

1	NAME OF REPORTING PERSON

Christopher Swann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		184,164 shares of Series F Preferred Stock 234,958 shares of Series H Preferred Stock
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

184,164 shares of Series F Preferred Stock 234,958 shares of Series H Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

184,164 shares of Series F Preferred Stock 234,958 shares of Series H Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0% of the outstanding shares of Series F Preferred Stock 8.5% of the outstanding shares of Series H Preferred Stock
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 044103604

CUSIP No. 044103802

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Securities purchased by each of Cygnus Opportunity, Cygnus IV and Cygnus V were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 36,902 shares of Series F Preferred Stock beneficially owned by Cygnus Opportunity is approximately $237,371, excluding brokerage commissions. The aggregate purchase price of the 143,262 shares of Series F Preferred Stock beneficially owned by Cygnus V is approximately $875,392, excluding brokerage commissions. The aggregate purchase price of the 31,842 shares of Series H Preferred Stock beneficially owned by Cygnus Opportunity is approximately $214,333, excluding brokerage commissions. The aggregate purchase price of the 188,116 shares of Series H Preferred Stock beneficially owned by Cygnus V is approximately $996,639, excluding brokerage commissions.

The Securities purchased by Mr. Swann personally, including securities held in an IRA Account in Mr. Swann’s name, were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 10,000 shares of Series F Preferred Stock beneficially owned by Mr. Swann is approximately $43,956, excluding brokerage commissions. The aggregate purchase price of the 15,000 shares of Series H Preferred Stock beneficially owned by Mr. Swann is approximately $67,118, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 23, 2020, the Issuer sent a letter (the “Revocation Letter”) to the Reporting Persons and its counsel purporting to revoke the waiver previously granted to the Reporting Persons on December 8, 2020 (the “Waiver”), to the 9.8% ownership limit (the “Ownership Limit”) set forth in the Issuer’s Articles of Amendment and Restatement, as amended, which permitted the Reporting Persons to acquire up to 15% of the Company’s outstanding common stock.  The Waiver had allowed the Reporting Persons to obtain beneficial ownership over 113,630 Shares that exceeded the Ownership Limit (the “Excess Shares”).

In the Revocation Letter, the Issuer claimed that the Waiver had been revoked because the Reporting Persons and their representatives had allegedly misrepresented that they would not become “active” with respect to their investment in the Issuer if the Waiver was granted by the Issuer.  The Issuer claimed that the Reporting Persons’ request on December 10, 2020, to obtain a form of questionnaire from the Issuer that is required under the Second Amended and Restated Bylaws, as amended, in order to nominate directors at the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”), showed an active intent.  In the Revocation Letter, the Issuer seeks to void the Reporting Persons’ beneficial ownership over the Excess Shares, including by attempting to seize all Shares held in record name by the Reporting Persons on the books and records of the Issuer’s transfer agent.

The Reporting Persons believe that the Issuer has no good faith basis to revoke the Waiver.    On December 24, 2020, legal counsel to the Reporting Persons delivered a letter (the “Response Letter”) to the Issuer refuting the alleged grounds by which the Issuer claims to be entitled to revoke the Waiver.  Specifically, the Response Letter details how the letter dated December 1, 2020 requesting the Waiver, which letter was in the form provided by the Issuer (the “Waiver Request Letter”), did not require any representation that the Reporting Persons would not seek to nominate directors for election at the 2021 Annual Meeting.  A copy of the Waiver Request Letter was filed as an exhibit with Amendment No. 7 to the Schedule 13D.

10

CUSIP No. 044103604

CUSIP No. 044103802

To the contrary, the Response Letter notes that the Issuer was well-informed of the Reporting Persons’ active intent to discuss changes to the Board’s composition prior to granting the Waiver, including by the Reporting Persons’ correspondence to the Issuer on November 7, 2020, and the Reporting Persons’ Item 4 disclosure set forth in its Amendment No. 5 to the Schedule 13D filed on November 12, 2020.

The Response Letter suggests that the Issuer’s real motivation in seeking to revoke the Waiver is to attempt to prejudice the Reporting Persons’ efforts to nominate directors (by attempting to seize the Reporting Persons’ shares held in record name, which are required to be owned in order to nominate directors) and deprive shareholders additional choice with respect to their Board representatives.   The Response Letter therefore demands that the Issuer (i) immediately reinstate the Waiver, which was wrongfully revoked, and (ii) instruct its transfer agent that the Reporting Persons will remain the record holder of all shares currently held in record name by any of the Reporting Persons.

The Reporting Persons are deeply concerned by the Issuer’s efforts to try to interfere with its right as a shareholder to nominate directors for election at the 2021 Annual Meeting.  The Reporting Persons are reserving all rights against the Issuer in the event the Issuer continues to attempt to try to obtain an unfair advantage in a contested election in violation of Maryland law.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Series F Preferred Stock and shares of Series H Preferred Stock, and percentage of the outstanding Securities beneficially owned by each of the Reporting Persons, respectively. See rows (7) through (10) of the cover page to this Schedule 13D for the number of Securities as to which the Reporting Persons have the sole or shared power to vote or direct the vote of and sole or shared power to dispose or to direct the disposition of.

The aggregate percentage of shares of Series F Preferred Stock reported owned by each Reporting Person is based upon 3,045,262 shares of Series F Preferred Stock outstanding, as of November 25, 2020, as set forth on the Issuer’s Registration Statement on Form S-11/A filed with the Securities and Exchange Commission on December 21, 2020 (the “Form S-11/A”). The aggregate percentage of shares of Series H Preferred Stock reported owned by each Reporting Person is based upon 2,770,970 shares of Series H Preferred Stock outstanding, as of November 25, 2020, as set forth on the Form S-11/A.

(c)       The transactions in the shares of Series F Preferred Stock by the Reporting Persons since the Filing of Amendment No. 7 to the Schedule 13D are set forth on Schedule B and incorporated herein by reference. None of the Reporting Persons has entered into any transactions in the shares of Series H Preferred Stock since the Filing of Amendment No. 7 to the Schedule 13D.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

11

CUSIP No. 044103604

CUSIP No. 044103802

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As of the close of business on December 29, 2020, the Reporting Persons own in the aggregate 1,560,898 shares of Common Stock, including 40,000 shares of Common Stock underlying American-style call options, which have an exercise price of $5.00 and expire on March 19, 2021, 82,886 shares of the Issuer’s Series D Preferred Stock, 312,572 shares of the Issuer’s Series G Preferred Stock, and 193,535 shares of the Issuer’s Series I Preferred Stock. On December 18, 2020, American-style call options referencing 25,000 shares of Common Stock, which had an exercise price of $5.00, and which were previously reported owned by members of Mr. Swann’s immediate family, expired out of the money.

12

CUSIP No. 044103604

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2020

Cygnus Opportunity Fund, LLC

By:	Cygnus General Partners, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund IV, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Property Fund V, LLC

By:	Cygnus Capital Real Estate Advisors II, LLC, its general partner

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Advisers, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

13

CUSIP No. 044103604

CUSIP No. 044103802

Cygnus General Partners, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital Real Estate Advisors II, LLC

By:	Cygnus Capital, Inc., its managing member

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

Cygnus Capital, Inc.

By:	/s/ Christopher Swann
	Name:	Christopher Swann
	Title:	President and CEO

/s/ Christopher Swann
Christopher Swann

14

CUSIP No. 044103604

CUSIP No. 044103802

SCHEDULE B

Transactions in the Shares of Series F Preferred Stock
Since the Filing of Amendment No. 7 to the Schedule 13D

Nature of Transaction	Amount of Securities Purchased	Price per Share ($)	Date of Purchase

Cygnus Property Fund V, LLC

Purchase of Series F Preferred Stock	2,100	12.9767	12/22/2020
Purchase of Series F Preferred Stock	2,100	12.6100	12/22/2020